

July 22, 2010

By Facsimile and U.S. Mail

Richard B. Slansky
Executive Vice President and Chief Financial Officer
Digirad Corporation
13950 Stowe Drive
Poway, CA 92064

>   **Re: Digirad Corporation**
>   **Form 10-K for the fiscal-year ended December 31, 2009**
>   **Filed February 11, 2010, as amended February 12, 2010**
>   **File No. 000-50789**

Dear Mr. Slansky:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note that according to your definitive proxy statement, your annual meeting was to be held on April 28, 2010. Please tell us when you filed a Form 8-K to report the results of that shareholder vote. Refer to Item 5.07 of Form 8-K.

Item 11. Executive Compensation, page 27

2.   Given your disclosure in note 2 to your summary compensation table, note 3 to the first table on page 26 of your definitive proxy statement and the different numbers disclosed in the columns to which those notes relate, please tell us how you complied with the revisions to Item 402 of Regulation S-K prescribed by Section II.A.2 of Securities Act Release No. 9089 (Dec. 16, 2009) or amend your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Richard B. Slansky
Digirad Corporation
July 22, 2010
Page 2

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Gabriel Eckstein at (202) 551-3286 or Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Russell Mancuso
Branch Chief